SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

Mario Azevedo de Arruda Sampaio

Head of Capital Markets and Investor Relations

SABESP announces 1Q19 results

São Paulo, May 9, 2019 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its 1Q18 results. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2018.

SBSP3: R$ 47.80/share SBS: US$ 12.11 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 32.672 billion Closing quote: 05/09/2019

1.    Financial highlights

					R$ million
		1Q19	1Q18	Var. (R$)%
	Gross operating revenue ¹	3,536.1	3,280.8	255.3	7.8
	Construction revenue	603.5	647.2	(43.7)	(6.8)
	COFINS and PASEP and TRCF taxes ²	(261.1)	(228.4)	(32.7)	14.3
(=)	Net operating revenue	3,878.5	3,699.6	178.9	4.8
	Costs and expenses	(2,156.4)	(1,998.7)	(157.7)	7.9
	Construction costs	(590.0)	(632.7)	42.7	(6.7)
	Equity result	1.8	2.8	(1.0)	(35.7)
	Other operating revenue (expenses), net	7.8	11.5	(3.7)	(32.2)
(=)	Earnings before financial result, income tax and social contribution	1,141.7	1,082.5	59.2	5.5
	Financial result	(150.5)	(193.9)	43.4	(22.4)
(=)	Earnings before income tax and social contribution	991.2	888.6	102.6	11.5
	Income tax and social contribution	(343.9)	(308.2)	(35.7)	11.6
(=)	Net income	647.3	580.4	66.9	11.5
	Earnings per share* (R$)	0.95	0.85

(1) Includes Regulation, Control and Inspection Fee (TRCF), totaling R$16.7 million in 1Q19 and R$15.5 million in 1Q18.

(2) Includes TRCF transfer, totaling R$14.6 million in 1Q19 and R$13.5 million in 1Q18.

(*) Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

					R$ million
		1Q19	1Q18	Var. (R$)%
	Net income	647.3	580.4	66.9	11.5
	Income tax and social contribution	343.9	308.2	35.7	11.6
	Financial result	150.5	193.9	(43.4)	(22.4)
	Other operating revenues (expenses), net	(7.8)	(11.5)	3.7	(32.2)
(=)	Adjusted EBIT*	1,133.9	1,071.0	62.9	5.9
	Depreciation and amortization	410.8	328.0	82.8	25.2
(=)	Adjusted EBITDA **	1,544.7	1,399.0	145.7	10.4
	(%) Adjusted EBITDA margin	39.8	37.8

* Adjusted EBIT is net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 1Q19, net operating revenue, which considers construction revenue, totaled R$3,878.5 million, up 4.8% year-over-year.

Costs and expenses, which consider construction costs, totaled R$2,746.4 million, up 4.4% year-over-year.

Adjusted EBIT, totaling R$1,133.9 million, up 5.9% over the R$1,071.0 million reported in 1Q18.

Adjusted EBITDA, totaling R$1,544.7 million, up 10.4% over the R$1,399.0 million reported in 1Q18 (R$6,686.3 million in the last 12 months).

The adjusted EBITDA margin in 1Q19 was of 39.8%, over 37.8% in 1Q18 (41.1% in the last 12 months).

Excluding the effects of revenue and construction costs, adjusted EBITDA margin reached 46.8% in 1Q19, over 45.4% in 1Q18 (49.1% in the last 12 months).

In 1Q19, net income reached R$647.3 million, over a net income of R$580.4 million in 1Q18.

2. Gross operating revenue

The gross operating revenue related to the sanitation services, totaling R$3,536.1 million, which does not consider construction revenue, had an increase of R$255.3 million or 7.8%, when compared to the R$3,280.8 million in 1Q18.

The main factors that led to the increase were:

•        3.5% tariff repositioning index since June 2018;

•        3.1% increase in total billed volume: 0.3% in water and 6.6% in sewage; and

•        Beginning of operations in the municipality of Guarulhos in January 2019, generating an increase of R$70.2 million in operating revenue.

3. Construction revenue

Construction revenue decreased by R$43.7 million or 6.8% year-over-year. This variation was mainly due to the increase in asset investments carried out in 1Q18, mostly in São Lourenço Production System (PPP).

4. Billed volume

The tables below show billed volumes of water and sewage, quarter-over-quarter, according to the consumer category and region.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	1Q19	1Q18%		1Q19	1Q18%		1Q19	1Q18%
Residential	432.1	406.8	6.2	369.7	346.5	6.7	801.8	753.3	6.4
Commercial	43.6	42.0	3.8	42.3	40.0	5.7	85.9	82.0	4.8
Industrial	8.2	7.8	5.1	9.9	9.7	2.1	18.1	17.5	3.4
Public	10.4	9.7	7.2	9.3	8.7	6.9	19.7	18.4	7.1
Total retail	494.3	466.3	6.0	431.2	404.9	6.5	925.5	871.2	6.2
Wholesale (3)	38.3	64.7	(40.8)	8.6	7.7	11.7	46.9	72.4	(35.2)
Total	532.6	531.0	0.3	439.8	412.6	6.6	972.4	943.6	3.1

WATER AND SEWAGE BILLED VOLUME(1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	1Q19	1Q18%		1Q19	1Q18%		1Q19	1Q18%
Metropolitan	322.2	299.7	7.5	281.3	260.7	7.9	603.7	560.4	7.7
Regional (2)	172.1	166.6	3.3	149.9	144.2	4.0	322.0	310.8	3.6
Total retail	494.3	466.3	6.0	431.2	404.9	6.5	925.5	871.2	6.2
Wholesale (3)	38.3	64.7	(40.8)	8.6	7.7	11.7	46.9	72.4	(35.2)
Total	532.6	531.0	0.3	439.8	412.6	6.6	972.4	943.6	3.1

(1) Unaudited.

(2) Including costal and interior regions.

(3) Wholesale volumes of reuse water and non-domestic sewage are included.

5. Costs, administrative & selling expenses and construction costs

Costs, administrative and commercial expenses and construction costs increased by R$115.0 million in 1Q19 (4.4%). Excluding construction costs, there was an increase of R$157.7 million (7.9%).

As a participation of net revenue, administrative and selling expenses and construction costs accounted for 70.8% in 1Q19, versus  71.1% in 1Q18.

				R$ million
	1Q19	1Q18	Var. (R$)%
Salaries and payroll charges and Pension plan obligations	681.0	630.0	51.0	8.1
General supplies	57.4	55.0	2.4	4.4
Treatment supplies	86.7	75.9	10.8	14.2
Services	422.2	377.1	45.1	12.0
Electricity	283.0	221.9	61.1	27.5
General expenses	191.7	246.2	(54.5)	(22.1)
Tax expenses	15.8	16.0	(0.2)	(1.3)
Sub-total	1,737.8	1,622.1	115.7	7.1
Depreciation and amortization	410.8	328.0	82.8	25.2
Allowance for doubtful accounts	7.8	48.6	(40.8)	(84.0)
Sub-total	418.6	376.6	42.0	11.2
Costs, administrative and selling expenses	2,156.4	1,998.7	157.7	7.9
Construction costs	590.9	632.7	(42.7)	(6.7)
Costs, adm & selling expenses and construction costs	2,746.4	2,631.4	115.0	4.4
% of net revenue	70.8	71.1

5.1. Salaries and payroll charges and Pension plan obligations

In 1Q19, there was an increase of R$51.0 million or 8.1%, due to the following:

•        Increase of R$53.3 million in medical expenses;

•        Increase of R$13.3 million in salaries, mainly due to the salary increase of 1.3% in May 2018, the hiring of 1,019 employees in 2018 and the application of 1.0% referring to the Carrer and Salaries Plan (Plano de Cargos e Salários) in February 2019;

•        Higher overtime expense, reaching R$7.5 million; and

•        Increase in expenses with meal voucher and food supplies basket, reaching R$5.0 million.

The above increases were partially offset due to:

•        Decrease of R$25.5 million in the provision for the Profit-Sharing Program; and

•        Lower provision for retired Consent Decree (Termo de Ajustamento de Conduta – TAC) expenses, reaching R$5.3 million.

5.2. Treatment materials

Increase of R$10.8 million or 14.2%, mainly due to the greater need to use coagulants and disinfectants in the water treatment, mainly in Water Treatment Station ABV.

5.3. Services

Expenses with services, totaling R$422.2 million, increased by R$45.1 million or 12.0% over the R$377.1 million in 1Q18. The increase was mainly due the:

•        Increase of hiring of technical and professional services in 1Q19, totaling R$20.4 million, mainly related to: (i) the start of operations in the municipality of Guarulhos in January 2019, totaling R$7.6 million; (ii) services of management and operation of call centers, totaling R$3.1 million; and (iii) maintenance services and IT technical support, totaling R$2.9 million; and

•        Greater use of maintenance services in water and sewage networks and systems, totaling R$16.2 million.

5.4. Electricity

Electricity expenses totaled R$283.0 million in 1Q19, up R$ 61.1 million or 27.5% over R$221.9 million in 1Q18. The key factors that influenced this variation were:

•        Average decrease of 2.2% in energy prices of the Free market tariffs (Ambiente de Contratação Livre - ACL), down 5.3% in consumption;

•        Average increase of 34.6% in the Grid market tariffs (Tarifas de Uso do Sistema de Distribuição - TUSD), down 26.2% in consumption; and

•        Average increase of 16.1% in Regulated market tariffs (Ambiente de Contratação Regulada - ACR), up 43.8% in consumption.

In 1Q19, of total electricity expenses, the free market accounted for 22%, while TUSD corresponded to 11% and the regulated market accounted for 67% of this total.

5.5. General expenses

A decrease of R$54.5 million or 22.1%, totaling R$191.7 million in 1Q19, over R$246.2 million in 1Q18, mainly due to reversals of lawsuits, totaling R$45.9 million, due to changes in expected loss.

5.6. Depreciation and Amortization

Depreciation and amortization expenses increased R$82.8 million or 25.2%, due to the start-up of intangible assets, totaling R$6.1 billion, of which R$3.2 billion referring to the São Lourenço Production System.

5.7. Allowance for doubtful accounts

Decrease of R$40.8 million, mainly due to the lower delinquency rate in 1Q19, of which R$29.9 million is related to the provisioning of revenue losses with the municipality of Guarulhos in 1Q18.

6. Financial result

				R$ million
	1Q19	1Q18	Var.	%
Financial expenses, net of income	(150.7)	(67.2)	(83.5)	124.3
Net monetary and exchange variation	0.2	(126.7)	126.9	(100.2)
Financial result	(150.5)	(193.9)	43.4	(22.4)

6.1. Financial expenses, net of income

				R$ million
	1Q19	1Q18	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	(81.2)	(78.2)	(3.0)	3.8
Interest and charges on international loans and financing	(42.4)	(36.6)	(5.8)	15.8
Other financial expenses	(104.2)	(14.9)	(89.3)	599.3
Total financial expenses	(227.8)	(129.7)	(98.1)	75.6
Financial income	77.1	62.5	14.6	23.4
Financial expenses net of income	(150.7)	(67.2)	(83.5)	124.3

6.1.1. Financial expenses

Increase of R$98.1 million, mainly due to:

•        Increase of R$5.8 million in interest and charges on foreign loans and financing, mainly due to the higher US Dollar appreciation in 1Q19 (0.6%), when compared to the appreciation in 1Q18 (0.5%); and

•        Increase of R$89.3 million in other financial expenses, mainly due to: (i) higher recognition of interest related to the Public-Private Partnership contracts in 1Q19, reaching R$53.4 million, due to the full start-up of operations of the São Lourenço Production System, in July 2018; and (ii) higher recognition of interest on lawsuits, totaling R$32.4 million.

6.1.2. Financial income

Increase of R$14.6 million, mainly due to the higher recognition of interest on installment agreements in 1Q19.

6.2. Monetary and exchange variation, net

				R$ million
	1Q19	1Q18	Var.	%
Monetary variation on loans and financing	(16.7)	(19.6)	2.9	(14.8)
Currency exchange variation on loans and financing	(0.2)	(112.0)	111.8	(99.8)
Other monetary variations	(8.0)	(9.7)	1.7	(17.5)
Monetary/exchange rate variation on liabilities	(24.9)	(141.3)	116.4	(82.4)
Monetary/exchange rate variation on assets	25.1	14.6	10.5	71.9
Monetary/exchange rate variation, net	0.2	(126.7)	126.9	(100.2)

The effect of the net monetary and exchange rate variations in 1Q19 decreased R$126.9 over 1Q18, mainly due to the decrease of R$111.8 million in exchange rate changes on loans and financing due to the depreciation of the yen versus the real in 1Q19 (-0.2%), when compared to the appreciation in 1Q18 (6.3%), and the fact that the US dollar had no significant variation in the comparison period.

7. Income tax and Social contribution

The increase of R$35.7 million was due to the higher taxable income in 1Q19, mainly affected by the increase in operating revenue, mostly due to the beginning of the operation in the city of Guarulhos; and mitigated by the increase in costs with electricity and salaries.

8. Indicators

8.1. Operating

Operating indicators *	1Q19	1Q18%
Water connections (1)	9,484	8,908	6.5
Sewage connections (1)	7,893	7,345	7.5
Population directly served - water (2)	26.2	24.9	5.2
Population directly served - sewage (2)	22.8	21.6	5.6
Number of employees	14,213	13,610	4.4
Water volume produced in the year (3)	719	702	2.5
IPM - Measured water loss (%) (4)	29.9	30.4	(1.6)
IPDt (liters/connection x day) (4)	291	298	(2.3)

(1) Total connections, active and inactive, in thousand units at the end of the period.

(2) In million inhabitants, at the end of the period. Does not include wholesale.

(3) In millions of cubic meters.

(4) Does not include Guarulhos

 (*) Unaudited.

8.2. Economic

Economic Variables at the close of the period*	1Q19	1Q18
Amplified Consumer Price Index (1)	1.51	0.7
National Consumer Price Index(1)	1.68	0.48
Consumer Price Index (1)	1.64	0.04
Referential Rate (1)	0.0000	0.0000
Interbank Deposit Certificate (2)	6.40	6.39
US DOLAR (3)	3.8967	3.3238
YEN (3)	0.03521	0.03126

    (1) Annual accrual, in %

    (2) Annual average

    (3) Ptax sale rate on the last day

    (*) Unaudited

9. Loans and financing

								R$ thousand
			DEBT PROFILE
INSTITUTION	2019	2020	2021	2022	2023	2024	2025 onwards	Total
Local currency
Banco do Brasil	-	-	-	-	-	-	-	-
Caixa Econômica Federal	57,078	78,813	82,956	87,424	79,923	78,310	883,200	1,347,704
Debentures	117,925	593,632	481,515	560,631	363,834	206,601	151,884	2,476,022
BNDES	91,289	103,423	102,970	102,970	97,298	91,803	451,497	1,041,250
Leasing	13,823	36,481	38,348	40,378	43,175	45,055	352,503	569,763
Leasing (IFRS 16)	32,703	41,414	18,885	302	63	-	-	93,367
Others	1,037	1,383	1,383	1,383	1,383	1,383	1,268	9,220
Interest and other charges	27,237	6,826	-	-	-	-	-	34,063
Total Local Currency	341,092	861,972	726,057	793,088	585,676	423,152	1,840,352	5,571,389
Foreign currency
IADB	82,199	164,397	164,397	164,397	164,397	164,397	1,392,108	2,296,292
IBRD	11,845	23,691	23,691	23,691	23,691	23,691	225,130	355,430
Deutsche Bank 350	291,032	-	-	-	-		-	291,032
Eurobond	-	1,362,403	-	-	-		-	1,362,403
JICA	82,305	144,795	144,795	144,795	144,795	144,795	1,222,629	2,028,909
IDB 1983AB	68,942	68,309	29,975	29,975	28,507	-	-	225,708
Interest and other charges	49,597	-	-	-	-	-	-	49,597
Total in foreign currency	585,920	1,763,595	362,858	362,858	361,390	332,883	2,839,867	6,609,371
Total	927,012	2,625,567	1,088,915	1,155,946	947,066	756,035	4,680,219	12,180,760

10. Capex

A total of R$ 787.5 million was invested in the first quarter of 2019.

11. Conference calls

In English

May 14, 2019 - Tuesday

1:00 pm  US ET / 2:00 pm  (Brasília)

Dial in: + 1 (412) 317-6399

Conference ID: Sabesp

Replay available for 7 days

Dial in: +1 (412) 317-0088

Replay ID: 10130641

Click here for the webcast

In Portuguese

May 14, 2019 – Tuesday
9:30 am  US ET / 10:30 am (Brasília)

Dial in: +55 (11) 4210-1803

Conference ID: Sabesp

Replay available for 7 days

Dial in: +55 (11) 3193-1012

Replay ID: 10000894#

Click here for the webcast

For more information, please contact:

Mario Arruda Sampaio

Head of Capital Markets and Investor Relations

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Investor Relations Manager

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law		R$ '000
	1Q19	1Q18
Net Operating Income	3,878,504	3,699,668
Operating Costs	(2,337,103)	(2,139,237)
Gross Profit	1,541,401	1,560,431
Operating Expenses
Selling	(191,195)	(175,524)
Estimated losses with doubtful accounts	(7,760)	(48,631)
Administrative expenses	(210,381)	(267,980)
Other operating revenue (expenses), net	7,827	11,492
Operating Income Before Shareholdings	1,139,892	1,079,788
Equity Result	1,764	2,817
Earnings Before Financial Results, net	1,141,656	1,082,605
Financial, net	(149,546)	(81,784)
Exchange gain (loss), net	(910)	(112,149)
Earnings before Income Tax and Social Contribution	991,200	888,672
Income Tax and Social Contribution
Current	(310,485)	(325,870)
Deferred	(33,424)	17,629
Net Income for the period	647,291	580,431
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	0.95	0.85
Depreciation and Amortization	(410,863)	(327,899)
Adjusted EBITDA	1,544,692	1,399,012
% over net revenue	39.8%	37.8%

 Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	03/31/2019	12/31/2018

Current assets
Cash and cash equivalents	2,205,083	3,029,191
Trade receivables	1,974,708	1,843,333
Related parties and transactions	169,052	174,148
Inventories	70,572	65,596
Restricted cash	25,993	31,900
Currrent recoverable taxes	336,079	380,703
Other receivables	146,274	77,371
Total current assets	4,927,761	5,602,242

Noncurrent assets
Trade receivables	197,170	209,083
Related parties and transactions	670,019	669,102
Escrow deposits	201,645	152,018
Water National Agency – ANA	43,965	49,136
Other receivables	111,053	103,310

Equity investments	57,053	44,587
Investment properties	47,608	47,620
Contract assets	7,837,583	7,407,948
Intangible assets	28,940,478	29,012,460
Property, plant and equipment	279,120	267,612
Total noncurrent assets	38,385,694	37,962,876

Total assets	43,313,455	43,565,118

LIABILITIES AND EQUITY	03/31/2019	12/31/2018

Current liabilities
Trade payables	427,383	465,993
Borrowings and financing	1,488,194	2,103,612
Accrued payroll and related charges	510,708	564,830
Taxes and contributions	168,037	200,563
Dividends and interest on capital payable	673,744	673,765
Provisions	504,394	458,387
Services payable	580,377	454,022
Public-Private Partnership – PPP	122,431	137,827
Program Contract Commitments	260,017	230,695
Other liabilities	139,486	108,938
Total current liabilities	4,874,771	5,398,632

Noncurrent liabilities
Borrowings and financing	10,692,566	11,049,184
Deferred income tax and social contribution	294,666	261,242
Deferred Cofins and Pasep	140,007	140,830
Provisions	365,921	434,475
Pension obligations	2,986,813	2,970,009
Public-Private Partnership – PPP	3,279,258	3,275,297
Program Contract Commitments	117,471	142,314
Other liabilities	363,003	341,447
Total noncurrent liabilities	18,239,705	18,614,798

Total liabilities	23,114,476	24,013,430

Equity
Paid-up capital	15,000,000	15,000,000
Profit reserve	5,100,783	5,100,783
Other comprehensive income	(549,095)	(549,095)
Retained earnings	647,291	-
Total equity	20,198,979	19,551,688

Total equity and liabilities	43,313,455	43,565,118

Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Mar	Jan-Mar
	2019	2018
Cash flow from operating activities
Profit before income tax and social contribution	991,200	888,672
Adjustment for:
Depreciation and amortization	410,863	327,899
Residual value of property, plant and equipment and intangible assets written-off	3,143	4,282
Allowance for doubtful accounts	11,070	48,631
Provision and inflation adjustment	46,101	36,513
Interest calculated on loans and financing payable	138,978	119,242
Inflation adjustment and foreign exchange gains (losses) on loans and financing	17,207	131,664
Interest and inflation adjustment losses	9,524	8,099
Interest and inflation adjustment gains	(75,621)	(3,929)
Financial charges from customers	(197,962)	(60,324)
Margin on intangible assets arising from concession	(13,569)	(14,551)
Provision for Consent Decree (TAC) and Knowledge retention program (KRP)	(19,313)	7,387
Equity result	(1,764)	(2,817)
Provision from São Paulo agreement	119,920	-
Pension obligations	66,860	59,948
Other adjustments	(13,163)	6,303
	1,493,474	1,557,019
Changes in assets
Trade accounts receivable	98,414	(77,646)
Accounts receivable from related parties	11,513	28,282
Inventories	(4,976)	10,179
Recoverable taxes	44,624	86,069
Escrow deposits	(12,324)	(21,891)
Other accounts receivable	(36,159)	(112,021)
Changes in liabilities
Trade payables and contractors	(328,719)	(244,286)
Services payable	6,435	107,577
Accrued payroll and related charges	(34,809)	37,686
Taxes and contributions payable	(92,543)	(160,978)
Deferred Cofins/Pasep	(823)	(1,413)
Provisions	(68,648)	(80,597)
Pension obligations	(50,056)	(52,328)
Other liabilities	56,069	4,304
Cash generated from operations	1,081,472	1,079,956

Interest paid	(241,164)	(196,060)
Income tax and contribution paid	(250,468)	(221,880)

Net cash generated from operating activities	589,840	662,016

Cash flows from investing activities
Acquisition of contract assets and intangible assets	(209,552)	(229,976)
Restricted cash	5,907	4,758
Purchases of tangible assets	(18,796)	(2,786)
Increase in investment	(10,702)	(655)
Net cash used in investing activities	(233,143)	(228,659)

Cash flow from financing activities
Loans and financing
Proceeds from loans	103,815	943,048
Repayments of loans	(1,154,042)	(681,698)
Payment of interest on shareholders'equity	(21)	-
Public-Private Partnership – PPP	(129,157)	(13,892)
Program Contract Commitments	(1,400)	-
Net cash used in financing activities	(1,180,805)	247,458

Cash reduce and cash equivalents	(824,108)	680,815

Represented by:
Cash and cash equivalents at beginning of the year	3,029,191	2,283,047
Cash and cash equivalents at end of the year	2,205,083	2,963,862
Cash reduce and cash equivalents	(824,108)	680,815

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 20, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.